DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 www.dlapiper.com
Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

June 26, 2014	OUR FILE NO. 378173-000005

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs

Re:	Globant S.A. Amendment No. 3 to Registration Statement on Form F-l Filed May 28, 2014 File No. 333-190841

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, publicly submitted on August 27, 2013, as amended on September 27, 2013, January 10, 2014 and May 28, 2014 (the “Registration Statement”), as set forth in your letter dated June 4, 2014 addressed to Martin Migoya, Chairman of the Board and Chief Executive Officer of the Company (the “Comment Letter”).

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Exhibits 5.1 and 8.1

1.	Please request counsel to remove the limitation in the legal and tax opinion indicating that the opinion “is subject to the exclusive jurisdiction of the courts of Luxembourg” or tell us why such a limitation is appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that Luxembourg counsel has advised the Company that it will remove the limitation in the legal and tax opinion indicating that the opinion “is subject to the exclusive jurisdiction of the courts of Luxembourg” in the next amendment to the Registration Statement that the Company files with the Commission, which the Company anticipates will be the date on which the Company commences the roadshow for the offering.

United States Securities and Exchange Commission

June 26, 2014

Exhibit 23.1

2.	We note the accountants reference their report dated May 26, 2014. The audit report on page F-2 is dated May 14, 2014. Please have the accountants advise or revise accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the date of the auditor’s report will be corrected in the next amendment to the Registration Statement that the Company files with the Commission, which the Company anticipates will be the date on which the Company commences the roadshow for the offering.

* * *

[Signature page immediately follows]

United States Securities and Exchange Commission

June 26, 2014

If you have any questions concerning the above matters, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:	Martin Migoya
Alejandro Scannapieco
S. Todd Crider
John Haley